Exhibit 12.3

Alcon, Inc., Hünenberg

Report of the Statutory Auditors
to the General Meeting

Financial Statements 2002

KPMG Fides Peat
Zug, February 18, 2003
Ref. EK

Report of the Statutory Auditors to the General Meeting of

Alcon, Inc., Hünenberg

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, statement of earnings and retained earnings and notes) of Alcon, Inc. for the year ended December 31, 2002.

These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of association.

We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Dr. Elisabeth Kruck   Thomas Affolter
Swiss Certified Accountant   Swiss Certified Accountant
Auditor in charge

Zug, February 18, 2003

Enclosure:
- Financial statements (balance sheet, statement of earnings and retained earnings and notes)
- Proposed appropriation of available earnings

Balance Sheet as of December 31,	Note	2002	2001
		CHF	CHF
ASSETS			
Current Assets			
Cash and banks		1,164,503,393	3,578,773
Accounts receivable			
due from affiliated companies		84,059,224	261,294,488
due from parent company		--	468,361,875
Treasury Shares		10,926,520	--
Prepayments and other current assets		6,347,079	356,694
		1,265,836,216	733,591,830
Non-current Assets			
Loans due from affiliated companies	5	1,136,079,577	1,835,565,677
Investments	4	865,872,253	981,883,449
Intangible assets		186,330,421	195,344,222
		2,188,282,251	3,012,793,348
		3,454,118,467	3,746,385,178

Balance Sheet as of December 31,	Note	2002	2001
		CHF	CHF
LIABILITIES AND SHAREHOLDER'S EQUITY			
Current Liabilities			
Bank overdraft		--	1,646,104
Accounts payable			
due to third parties		16,803	851,625
due to affiliated companies		363,785,120	490,446,747
Accrued income taxes		14,893,898	14,947,334
Other accrued liabilities		19,566,848	67,700,764
Provision for unrealised exchange gains		--	88,664,354
		398,262,669	664,256,928
Non-current Liabilities			
Loan due to affiliated company		--	528,227,362
Other long-term liabilities		179,780,625	250,868,708
Provisions		1,395,000,000	--
		1,574,780,625	779,096,070
Shareholder's Equity			
Share capital	6	61,846,340	60,000,000
Legal reserve	7	605,449,967	602,433,711
Reserve for own shares	8	11,838,545	--
Other reserve		--	100,000
Retained earnings		801,940,321	1,640,498,469
		1,481,075,173	2,303,032,180
		3,454,118,467	3,746,385,178

3

Statement of Earnings and Retained Earnings
for the year ended December 31,

	2002	2001
	CHF	CHF
INCOME		
Dividend income	317,833,260	441,554,306
Royalty income	662,333,463	768,916,945
Other investment income	636,680,970	--
Interest income	53,017,985	104,300,052
Miscellaneous income	4,984,540	4,808,581
	1,674,850,218	1,319,579,884
EXPENSES		
Royalty expenses	(248,150,047)	(137,731,855)
Research and development expenses	(340,019,338)	(338,409,651)
Outside services and fees	(69,821,594)	(61,990,872)
Amortization of intangibles	(10,993,622)	(11,666,262)
Investment write downs	(68,790,935)	(35,618,116)
Personnel related expenses	(3,862,837)	--
Administration and other operating expenses	(24,381,688)	(16,914,509)
Interest expenses	(10,351,852)	(46,000,133)
Withholding and miscellaneous taxes	(9,658,230)	(15,331,500)
Foreign exchange differences	(71,894,886)	(4,883,739)
Other expenses	(14,488,964)	(91,766,519)
	(872,413,993)	(760,313,156)
EARNINGS BEFORE INCOME TAXES	802,436,225	559,266,728
Income taxes	(495,904)	(15,066,792)
NET EARNINGS	801,940,321	544,199,936
Retained earnings at beginning of the year	1,640,498,469	1,096,298,533
Dividend distribution	(1,640,498,469)	--
Retained earnings at end of the year	801,940,321	1,640,498,469

Notes to the Financial Statements

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1. **General**

   The Company is registered in Hünenberg in the Canton of Zug, Switzerland. Its principal activity is holding investments, patents, trademarks and technical and industrial know-how.

   Nestlé S.A. holds 74.46% of the common shares of Alcon, Inc. The remaining shares are publicly traded at the New York Stock Exchange (NYSE) since March 21, 2002. The company is not aware of any other significant shareholder holding, directly or indirectly, 5% or more of the share capital.

2. **Significant Accounting Policies**

   The accounting policies followed for dealing with items which are judged material or critical in determining the results for the year and stating the financial position are as follows:

   2.1 *Foreign Currency Translation*

   The accounting records are kept in USD, which is the functional currency of the Company. Assets and liabilities which arise in currencies other than USD are translated at the rates of exchange prevailing at year-end; revenues and expenses are converted at monthly booking rates.

   For statutory purposes, the financial statements are translated into CHF at the following rates:

Investments	- at historical rates
Other assets and liabilities	- at year-end rates
Equity	- at historical rates
Income and expenses	- at average rates

   Net exchange gains and losses on translation and transactions are recognized in the income statement, except for unrealised gains which are deferred.

   2.2 *Investments*

   Investments are recorded at cost or are written down on a conservative basis, taking into account the profitability of the company concerned.

Notes to the Financial Statements

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2. Significant Accounting Policies (continued)

2.3 Treasury Shares

Treasury shares are carried at the lower of cost or market.

2.4 Intangible assets

The intangible assets are amortized on a straight-line basis over a period between seven and twenty years.

2.5 Taxation

Provision has been made for all Federal and Cantonal income and capital taxes estimated to be payable on the basis of earnings reported through December 31, 2002.

2.6 Hedging

The company uses forward foreign exchange contracts to hedge foreign currency flows and positions, and also uses interest rate swaps to manage the interest rate risk.

3. Comparative financial statements

Certain captions of the 2001 comparative financial statements have been reclassified in order to conform with the presentation used in 2002.

4. Investments in Subsidiaries

The following is a list of the Company's major investments that remained unchanged since 2001:

Name	Domicile	Activity	Issued share capital		Ownership
S.A. Alcon-Couvreur N.V.	Puurs Belgium	Manufacturer and Distributor	EUR	4,491,831	99.62%

Notes to the Financial Statements

4. Investments (continued)

Name	Domicile	Activity	Issued share capital		Ownership
Alcon Cusi S.A.	El Masnou (Barcelona) Spain	Manufacturer and Distributor	EUR	11,599,783	100.00%
Laboratoires Alcon S.A.	Rueil-Malmaison France	Manufacturer and Distributor	EUR	12,579,102	100.00%
Alcon Laboratories (UK) Ltd.	Herts UK	Distributor	GBP	3,100,000	100.00%
Alcon Pharmaceuticals Ltd.	Hünenberg Switzerland	Distributor	CHF	100,000	100.00%
Alcon Japan Ltd.	Tokyo Japan	Distributor	JPY	27,500,000	100.00%
Alcon Laboratories (Australia) Pty. Ltd.	Frenchs Forest Australia	Distributor	AUD	2,550,000	100.00%
Alcon Canada Inc.	Missisauga Canada	Distributor	CAD (Shares with no nominal value)		100.00%
Alcon (Puerto Rico) Inc.	Puerto Rico	Distributor	USD	100	100.00%
Alcon Laboratorios do Brasil Ltda.	Sao Paulo Brazil	Manufacturer and Distributor	BRL	7,729,167	100.00%
Alcon Laboratorios S.A. de C.V.	Mexico City Mexico	Manufacturer and Distributor	MXP	5,915,300	100.00%
Trinity River Insurance Co. Ltd.	Bermudas	Insurance Activities	USD	120,000	100.00%
Alcon Hong Kong Ltd.	Hong Kong	Distributor	HKD	77,000	100.00%
Alcon Pte Ltd.	Singapore	Distributor	SGD	164,000	100,00%
Alcon (China) Ophthalmic Product Co. Ltd.	Beijing China	Manufacturer and Distributor	USD	1,357,455	100.00%
Alcon Ireland B.V.	Amsterdam The Netherlands	Manufacturer	EUR	395,696	100.00%

Notes to the Financial Statements

4. Investments (continued)

Name	Domicile	Activity	Issued share capital		Ownership
Alcon Coordination Center (N.V.)	Puurs Belgium	Finance	EUR	415,000,000	86.16%
Alcon Italia S.p.A.	Milan Italy	Distributor	EUR	1,300,000	99.00%

The following is a list of the Company's major investments that were changed or newly acquired during 2002:

			December 31, 2002		December 31, 2001	
Name	Domicile	Activity	Issued share capital / Ownership			
Alcon Holdings Inc.	Wilmington USA	U.S. Sub-Holding				
Common shares			USD	10 100.00%	USD	10 100.00%
Preferred shares A				-	CHF	15,000 100.00%
Preferred shares B				-	CHF	5,000 100.00%
Preferred shares C				-	CHF	4,000 100.00%
Preferred shares D				-	USD	10 79.00%
Alcon Laboratuvarlari Ticaret AS	Istanbul Turkey	Distributor	TRL	17,724,114,600,000 100.00%	TRL	11,606,000,000,000 85.00%
Alcon Pharma GmbH	Freiburg Germany	Distributor	EUR	511,292 100.00%		-
Alcon Credit Corporation	Hünenberg Switzerland	Finance	CHF	1,000,000 100.00%		-
Alcon Finance PLC	Cork Ireland	Finance	EUR	38,100 100.00%		-

Notes to the Financial Statements

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5. **Loans due from affiliated companies**

   The Company has signed two subordination agreements for loans due from two subsidiaries that amount to CHF 8,591,000 as of December 31, 2002. (2001: CHF 8,416,700).

6. **Share Capital**

   As of December 31, 2002 the Company's share capital comprises 309,231,699 issued and fully paid registered shares with a nominal value of CHF 0.20 each (2001: 300,000,000 shares).

   The General Meeting held on February 25, 2002 resolved that the share capital may be increased in an amount not to exceed CHF 6,000,000 through the issuance of up to 30,000,000 fully paid registered shares with a nominal value of CHF 0.20 per share in connection with the issuance of new shares or options to employees or directors of the Company and group companies.

   The Conditional Capital was reduced during the year by 2,165,699 shares due to the conversion of the Phantom Stock Plan into the new Alcon Incentive Plan for personnel, and by 91,000 shares due to the issuance of new shares based on exercises of share options by employees.

   As of December 31, 2002 the Conditional Capital amounts to 27,743,301 registered shares at CHF 0.20 each representing a total of CHF 5,548,660.

7. **Legal Reserve**

   The Company appropriates earnings to a legal reserve in accordance with the provisions of Swiss law. For holding companies such a reserve is, to the extent of 20 % of the share capital, not readily available for distribution.

8. **Reserve for Own Shares**

   During the year a total of 199,532 shares have been acquired at a cost of CHF 11,838,545. These shares will be recorded in the Share Register as being without voting rights and will not rank for dividends.
   The total of 199,532 own shares held at December 31, 2002 represents 0.06% of Alcon, Inc.'s share capital.

Notes to the Financial Statements

9.   **Commitments**

The Company is committed to make future minimum payments under non-cancellable patent and know-how licence agreements that amount to approximately CHF 59 million as of December 31, 2002 (2001: approximately CHF 108 million).

10.   **Contingent liabilities**

The Company issued guarantees to third parties on behalf of subsidiaries that amount to approximately CHF 11 million (2001: CHF 9 million).

Proposed Appropriation of Available Earnings

According to the proposal submitted by the Board of Directors, the retained earnings of CHF 801,940,321 are to be appropriated as follows:

Dividend for 2002, CHF 0.45 per share on 309,032,167 shares	139,064,475
Dividend for 2002, CHF 0.45 per share on 414,911 shares reserved for the option rights which may be exercised in 2003 prior to the record date for dividend payments (a)	186,710
Balance to be carried forward	662,689,136
	801,940,321

(a) The dividends on those shares for which the option rights will not have been exercised by the date of the dividend payment will be transferred to retained earnings.

The gross dividend amounts to CHF 0.45 per share. After deduction of the federal withholding tax of 35%, a net amount of CHF 0.2925 per share will be payable.